UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended: June 30, 2020

Global Cancer Technologies, Inc.
(Exact name of issuer as specified in its charter)

Nevada	46-1785241
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16776 Bernardo Center Drive

Suite 203

San Diego, CA 92128

(Full mailing address of principal executive offices)

(619) 818-2411

(Issuer’s telephone number, including area code)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim unaudited and unreviewed financial statements included elsewhere in this Form 1-SA. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Results of Operations

The following discussion compares the results for the six-month period ended June 30, 2020 to the same six-month period ended June 30, 2019.

Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

During the six months ended June 30, 2020 and 2019, the Company had no operating revenues. During the six months ended June 30, 2020, the Company incurred operating expenses (and a net loss) of $140,421, consisting primarily of consulting fees and travel expenses and other general and administrative costs. During the six months ended June 30, 2019, the Company incurred operating expenses (and a net loss) of $449,446. As of June 30, 2020, the Company had stockholders’ deficit of $(62,154) compared to a stockholders’ deficit of $(402,923) as of June 30, 2019.

Liquidity and Capital Resources

We have incurred losses since inception of our business and, as of June 30, 2020, we had an accumulated deficit of $2,083,074 As of June 30, 2020, we had cash of $70,706 and a negative working capital of $312,329.

To date, we have funded our operations through sales outside of our primary fields of endeavor, short-term debt, and equity financing. In the period January 1, 2020 through June 30, 2020, the Company issued 291,000 shares of common stock, 261,000 for cash proceeds and 30,000 for services.

We expect our expenses will continue to increase during the foreseeable future as a result of increased operational expenses and the development of our products under license. However, we do not expect to start generating revenues from our operations for another 12 months. Consequently, we are dependent on the proceeds from future debt or equity investments to sustain our operations and implement our business plan. If we are unable to raise sufficient capital, we will be required to delay or forego some portion of our business plan, which would have a material adverse effect on our anticipated results from operations and financial condition. There is no assurance that we will be able to obtain necessary amounts of additional capital or that our estimates of our capital requirements will prove to be accurate. As of the date of this Offering Statement we did not have any commitments from any source to provide such additional capital. Even if we are able to secure outside financing, it may not be available in the amounts or the times that we require. Furthermore, such financing would likely take the form of bank loans, private placement of debt or equity securities or some combination of these. The issuance of additional equity securities would dilute the stock ownership of current investors while incurring loans, leases or debt would increase our capital requirements and possible loss of valuable assets if such obligations were not repaid in accordance with their terms.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements.

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Summary of Critical Accounting Policies

Significant Accounting Policies

This summary of significant accounting policies of GCT is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in one large national bank. At June 30, 2020 and 2019 respectively, the Company had $70,706 and $1,438 in cash. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Equipment at June 30, 2020 and 2019 consisted of computer equipment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment loss during the six months ended June 30, 2020 and 2019.

Fair Value of Financial Instruments

The Company’s financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short-term maturity of these financial instruments, approximates fair value at June 30, 2020 and 2019.

3

Earnings (Losses) Per Share

Basic net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Weighted average of number of diluted securities was the same as weighted average of basic securities because the effect of dilutive securities was non-dilutive.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes — Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

New Accounting Pronouncements

The Company has evaluated the authoritative guidance issued during the year ended December 31, 2019 and does not expect the adoption of these standards to have a material effect on its financial position or results of operations.

Outlook and Recent Trends

We are in the startup phase of our development and have acquired various licenses for the development of innovative technologies in the areas of nano drug transport, surgical instrument tracking, and acoustic shock therapy. We also have a distribution license with an affiliated company which has developed a gamma-based radiosurgery device for treatment of tumors of the brain as well as the rest of the body. Our business plan is to develop and bring these new technologies to market and to continue the testing and marketing of the radiosurgery device.

From November 2017 through October 2018 we borrowed $237,500 from investors and issued promissory notes in this aggregate amount. Each note bears interest at 7% per annum and matures one year from issuance. We are not permitted to prepay these notes prior to maturity without the consent of the note holders. If we undertake a self-registered IPO prior to maturity, these notes are convertible at the rate of $0.25 to $0.50 per share, or the same terms as the IPO, whichever are more favorable to the note holder. These notes also provide for piggyback registration rights. The borrowed funds were used for general and administrative purposes. The funds were also used to support the accounting and legal costs of the qualification process. On September 23, 2019, all of the convertible notes were converted into common shares of the company. This resulted in the company issuing 836,772 additional shares for converting noteholders.

Plan of Operation

We have five unique and distinct technologies under our control.

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Nano Quantum Dots and Optical Recording License

We hold a license agreement from UCSD for utilizing nano quantum dots and optical recording to mark and track materials. Our first launch of this technology will be in marking medical instruments with a polymer containing nano quantum dots that we have licensed to our subsidiary, NanoMed Tracking, Inc., to develop and commercialize the product. Our plan of operation for this technology is as follows:

Quantum Dot/Polymer Marker

The beta for this technology has been completed and validated. This technology is planned to be developed and finalized within one year of successful funding and will consist of a polymer formulation blended with quantum dots that emit a unique fluorescent spectral signature when exposed to a source of light. We plan on completing the quantum dot code validation and optimization in the same year, contingent upon successful funding. We anticipate successful reliability testing, autocalving and sterilization to also occur within that same year.

Optical Reader

The beta for this technology has been completed and validated and will successfully read the Qdot/Polymer Marker through the use of an amplifier-digitizer configured to filter the spectral signature and digitized the signal into a readable format. Size reduction is currently underway, and we anticipate hi-pass through scanning to be achieved within one year of successful funding.

The next steps in order to develop the technology are as follows:

•	Qdot Polymer: Optimize formulation for volume production
•	Optical Reader: Design and develop hospital ready unit from proof of concept
•	Polymer Applicator: Design & develop desk top unit from existing HP printer technology
•	Software: Modify platform from existing software provider for initial product launch
•	Develop proprietary software platform

Go to Market Strategy

Our strategy to bringing the technology to market is as follows:

•	Complete all testing with our beta site partner, UCSD School of Medicine. Much of this testing is completed as we have cycled instruments with polymer marking to be durable over 1,000 cycles of sterilization.
•	Extend and implement instrument marking in all eight UCSD centers. Conversations have been initiated with these additional centers and they are awaiting more product development information. These eight centers are under UCSD control and management believes it can implement our technology into these centers.
•	From UCSD Centers, expand to all hospitals in the California University system. Once we can show efficacy with our product within the UCSD hospital system, we believe we will be able to approach all University of California hospitals to demonstrate our technology. We intend to organize a “Road show” dedicated to all hospitals in the California University system.
•	Complete national and international distribution system for sales pipeline. We have begun preliminary conversations with distributors, both nationally and internationally, and these distributors have expressed interest in purchasing and representing the product once at market.
•	Create strategic partnership with leading sterilization and instrument manufactures. We have contacted instrument manufacturers and sterilization companies and demonstrated our technology. We believe initial response have been positive.
•	Identify and explore all other medical marking opportunities. We believe there are other opportunities for our technology in addition to instrument marking. We believe we have the capability to mark the smallest of needles and gauges. We also believe we can find opportunities in internally marking implantable catheters and other devices used in the human body.

5

We intend to develop fully both the Quantum Dot/Polymer Marker and the Optical Reader within one year of successful funding. At that point, we believe the product would be ready to market. To achieve the above steps in our go to market strategy we will require additional funding. Our projections estimate approximately $3 million in additional funding for successful implementation and scaling of our operations. We plan to seek an additional $3 million through financing provided by institutional partners or venture capitalists, although we currently have no arrangements or agreements for the additional funding.

Attachment of Cancer Drug or antiviral agent to a Nano Crystal Scintillator License

We hold a license from UCSD that allows for the attachment of a cancer drug to a nano crystal scintillator, which keeps the cancer drug inactive until it accumulates at the tumor. At the tumor site, the drug is remotely activated using radiosurgery, allowing 100% of the energy of the drug to be available in the tumor. We have signed an amendment to this license to allow us to develop a way to treat COVID-19 patients using our nanoparticle technology. We are the only company in the world working on this novel drug transport approach. Our plan of operation for this technology is as follows:

•	Identify potential partners to begin preclinical testing of the nano crystal scintillator. This testing requires animal testing and is necessary to validate:

o	Safety;
o	Efficacy;
o	Toxicity;
o	Stability; and
o	Scalability.

After these parameters are identified and satisfactory results achieved, we will then go to clinical trials and make all the appropriate applications. The clinical trials will replicate all the testing that has been done in the preclinical trials. It is estimated that the preclinical trials will take approximately one year to finish and that the clinical studies will take approximately three years to finish. We have identified potential partners to assist us in the preclinical phase of this drug transport technology, although we have not entered into any specific arrangements or binding agreements. WE believe most clinical trials will utilize the scientists from UCSD to conduct initial preclinical studies in combination with local private corporations. We have not begun any preclinical studies at this point. With successful funding, management believes up to $1 million will be required to complete the above validations.

Go to Market Strategy

We are actively seeking a strategic partner for initiating our preclinical studies. We have entered into a preclinical nanoparticle producing agreement with Imagion Biosystems, a San Diego company who is a leader in the use of nano crystal scintillators and iron oxide particles for a new and advanced imaging technique. If successful, we believe this would create the first nano crystal scintillator carrying the ability to image a tumor and simultaneously treat the tumor with the therapeutic agent. If completed, this partnership with Imagion Biosystems could produce a large part of preclinical data that we could integrate with other strategic partners we are developing for the preclinical work. We are currently seeking funding for these activities. The exact cost of these activities is undetermined, but we believe proceeds from this offering would cover expenses incurred. Once preclinical testing is accomplished, we would then proceed to the clinical phase trial. This period could take up to two years and cost approximately $3 million. We plan to implement traditional equity or debt funding methods to proceed with clinical trials. It is anticipated that the $3 million necessary for clinical trials would be raised through a financing provided by institutional partners or venture capitalists, although we currently have no commitment for this funding. If we obtain FDA acceptance and approval, we would need to raise additional funds for full marketing implementation, which we estimate could require an additional $5 million or more. We intend to seek a corporate partnership to secure the funding.

6

Small Molecule and Nanoparticle-Based Radiation Chemotherapy Sensitizers for Solid Tumor Therapy

We hold a license from UCSD for a small molecule and nanoparticle-based radiation and chemotherapy sensitizers for solid tumor therapy. UCN-01 is a 7-hydroxy staurosporine that has been in 22 NIH sponsored clinical trials. UCN-01 failed translation because of poor pharmacokinetics and tumor entry caused by binding to AAG human plasma protein. Our approach calls for a unique way to modify UCN-01 as a radiation sensitizer. We will follow the same steps to commercialization with preclinical and clinical studies as we will with our nanocrystal scintillator cancer drug protocol. Both preclinical and clinical studies will confirm:

•	Safety;
•	Efficacy;
•	Toxicity;
•	Stability; and
•	Scalability.

Other considerations are given to the following in both of our pharma projects:

•	The real mechanism by which a nano-associated drug is absorbed and finds way to the blood circulation;
•	The possible interactions between mucosal surfaces and nanocarriers;
•	The role of membrane transporters in ADME phenomena with each nanocarrier;
•	The relative contribution of the released and entrapped drug in the appearance and persistence of a given effect from a drug at the biophase;
•	The interaction between the metabolizing enzyme and the nano-loaded drug;
•	The real micro-equilibriums taking place in microenvironments throughout the body during the distribution of the nano-loaded drug; and
•	The real mechanisms by which the nano-loaded drug is excreted from the kidney.

We intend to perform much of the preclinical work on UCN-01 simultaneously with preclinical work stemming from studies in the attachment of a prodrug to a nano Crystal scintillator. We believe this combination preclinical testing could save the company approximately $500,000 in expenses.

To begin the commercialization of the UCN-01, we have incorporated a new subsidiary called MCW Pharmaceuticals. We intend to transfer all patent and IP rights into this new company. We also intend to seek a strategic partner to assist us in bringing the technology to market. We are currently seeking funding to support this development. We intend to seek an additional $3 million in funding to perform clinical trials on the scintillator. We intend to seek additional funding for this testing and ultimately propose to seek a corporate partner for a full marketing program if FDA approval is achieved.

High Intensity Focus Ultrasound

To begin commercialization of our ‘Boiling Histotripsy’ technology, we have formed a subsidiary called HIFU Plus. We hold a license from the University of Washington for 16 different patents involving a new form of high intensity focus ultrasound (“HIFU”). This breakthrough technology is called “Boiling Histotripsy” (“BH”). We intend to commercialize the product primarily for use in prostate disease and then develop the technology for other cancer treatments.

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There are three goals to be achieved in the preclinical phase which are:

(i)	Design, fabricate, and characterize ultrasound probes for transrectal BH studies. We will perform simulation studies of nonlinear HIFU fields generated by transrectal probes with different geometries to design a transducer capable of operating in shock–formation conditions relevant to BH.

(ii)	Refine BH treatment strategies in ex vivio prosthetic tissue. Based on the acoustic characterization results and the derating approach developed for predicting in situ parameters of nonlinear ultrasound field, we will design BH treatments protocols and test them in Phantom gels mimicking prostate, and ex vivo canine prostate tissue.

(iii)	Assess feasibility and tolerability of transrectal BH treatments in vivo in clinically relevant canine models of prostate disease. Feasibility, safety, and tolerability of the transrectal BH treatment will be performed first in healthy canine prostate (acute). We will then perform acute and short-term survival studies in a canine BPH model.

At the end of our preclinical period we will have demonstrated:

(i)	a functional and acoustically characterized preclinical U.S. guided transrectal BH therapeutic device for ablation of prostate tissue;

(ii)	demonstration of the feasibility of transrectal mechanical ablation of prostate tissue, including BPH and PCa, with BH;

(iii)	initial data on the safety and tolerability of BP prostate treatment (via assessment of collateral damage and initial survival studies); and

(iv)	initial understanding of how BH prostate lesions heal as an estimate of expected convalescence.

We are currently seeking funding for the project and working towards acquiring a strategic partner for development following preclinical trials.

RGS Orbiter

We have a distribution and licensing agreement for technology related to the treatment of brain tumors and additional tumors outside of the body with a gamma-based device known as the RGS Orbiter. We seek to develop and finalize the placement of systems in the U.S. under an agreement with American Radiosurgery, Inc. We are pursuing a marketing program to install the first system in the U.S. under a partnership agreement with a leading hospital. No such agreement has been signed at this time but several partnership opportunities seem promising. The development cycle that has been completed to date is as follows:

•	the design, number of sources and rotation of sources has been finalized;
•	the design of the treatment planning system has been finalized and code needs to be developed;
•	the design of the image guided system has been completed;
•	The design of the intensity modulated radiotherapy (“IMRT”) has been finalized and is ready for implementation; and,
•	Application for FDA approval under a 510K application is estimated to occur within six months.

We have several international placements in development, but no single installation has been finalized to date. We are currently seeking funding to support these activities. The technical designs of the RGS Orbiter have been completed and data has been prepared for an FDA submission. We anticipate a 510K approval in approximately four to six months after submission to the FDA, which would permit us to commence accepting orders. The Company believes that it has a foothold and recognized name in the radiosurgery market as a result of placing several previous versions of the RGS Orbiter. We believe this presence will aid and assist our initial marketing efforts.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

UNAUDITED AND UNREVIEWED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

F-1

Global Cancer Technology, Inc.

Consolidated Balance Sheets (Unaudited and Unreviewed)

	As of June 30, 2020	As of June 30, 2019
Assets
Current assets
Cash and cash equivalents	$70,706	$1,438
Total current assets	70,706	1,438

Property and Equipment, net	175	524
Intangible Assets	250,000	250,000
Total assets	$320,881	$251,962

Liabilities and Stockholders' Deficit
Liabilities
Accounts payable and accrued liabilities	$153,923	$117,881
Accrued Liabilities	79,670	83,163
Deferred Compensation	149,442	153,754
Convertible notes payable	–	230,417
Total current liabilities	383,035	585,215
Accrued Liabilities due after one year	–	69,670
Total liabilities	383,035	654,885

Stockholders' Deficit
Common Stock, $.001 par value; 100,000,000 shares authorized; 12,882,838 shares and 11,581,400 shares and issued and outstanding as of June 30, 2020 and 2019, respectively.	12,883	11,581
Additional Paid in Capital	2,061,091	1,356,644
Accumulated Deficit	(2,083,074)	(1,718,094)
Total GCT Stockholders' deficit	(9,100)	(349,869)
Noncontrolling interest	(53,054)	(53,054)
Total consolidated deficit	(62,154)	(402,923)
Total liabilities and stockholders' deficit	$320,881	$251,962

The accompanying notes are an integral part of these unaudited and unreviewed consolidated financial statements.

F-2

Global Cancer Technology, Inc.

Consolidated Statement of Operations (Unaudited and Unreviewed)

For the Six Months Ended June 30, 2020 and 2019

	2020	2019

Operating Revenue, net	$–	$–
Costs of sales	–	–
Gross profit	–	–

Operating expenses:
Consulting expenses	46,500	404,000
General and administrative expenses	93,921	75,637
Loss from operations	(140,421)	(479,637)
Interest expense	–	8,696
Amortization of debt discount	–	14,167
Loss before income taxes	(140,421)	(502,500)
Provision for income taxes (benefit)	–	–
Net loss	(140,421)	(502,500)
Less Net loss attributable to noncontrolling Interest	–	(53,054)
Consolidated Net loss	$(140,421)	$(449,446)

Net loss per share, basic and fully diluted	$(0.01)	$(0.04)

Weighted average common equivalent shares outstanding, basic and fully diluted	12,823,519	11,576,987

The accompanying notes are an integral part of these unaudited and unreviewed consolidated financial statements.

F-3

Global Cancer Technology, Inc.

Consolidated Statement of Stockholders‘ Deficit (Unaudited and Unreviewed)

For the Six Months ended June 30, 2020

	Common Stock
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Non- controlling interest	Total Deficit
Balance December 31, 2019	12,591,838	$12,592	$1,775,145	$(1,942,653)	$(53,054)	$(207,970)
Shares issued for cash	261,000	261	255,976	–	–	256.237
Shares issued for services	30,000	30	29,970	–	–	30,000
Loss from operations	–	–	–	(140,421)	–	(140,421)
Balance March 31, 2020	12,882,838	$12,883	$2,061,091	$(2,083,074)	$(53,054)	$(62,154)

The accompanying notes are an integral part of these unaudited and unreviewed consolidated financial statements.

F-4

Global Cancer Technology, Inc.

Consolidated Statement of Cash Flows (Unaudited and Unreviewed)

For the Six Months Ended June 30, 2020 and 2019

	2020	2019
Cash flows provided by (used in) operating activities:
Net loss from operations	$(140,421)	$(449,446)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	174	174
Amortization of debt discount	–	14,167
Issuance of common stock for services	30,000	404,000
Increase (decrease) in noncontrolling interest	–	(53,054)
Changes in assets and liabilities
Increase (decrease) in
Accounts payable and accrued liabilities	20,431	75,458
Deferred compensation	(27,117)	55,334
Accrued Liabilities due after one year	(69,669)	(52,499)
Net cash used in operating activities	(186,602)	(5,866)

Cash flows provided by (used in) investing activities	–	–

Cash flows provided by (used in) financing activities
Proceeds from issuance of common stock	256,237,	1,200
Net cash provided by financing activities	256,237	1,200
Net increase (decrease) in cash and cash equivalents	69,635	(4,666)

Cash and cash equivalents at beginning of period	1,071	6,104

Cash and cash equivalents at end of period	$70,706	$1,438

Supplemental disclosure of non-cash investing and financing activities:
Issuance of capital stock in a subsidiary for intangible assets	$–	$250,000

The accompanying notes are an integral part of these unaudited and unreviewed consolidated financial statements.

F-5

Global Cancer Technology, Inc.

Notes to Consolidated Unaudited and Unreviewed Financial Statements

For the Six Months Ended June 30, 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Cancer Technology, Inc. (“GCT” or the “Company”) was incorporated under the laws of the State of Nevada on May 18, 2017. It was originally formed as a limited liability company in the State of Texas on January 2, 2013 and converted to its present corporate status on May 18, 2017.

On July 12, 2017 the Company filed Articles of Incorporation in the State of Nevada for a subsidiary called NanoMed Tracking Inc. (“NanoMed”). GCT is a 51% owner of NanoMed and the minority owners are scientists integral to the development of the licensed products.

On June 11, 2018 the Company filed Articles of Incorporation in the State of Montana for a subsidiary called MCW Pharmaceuticals Inc. (“MCW”). The Company intends to transfer into this subsidiary a license obtained from UCSD. GCT is a 51% owner of MCW and the minority owners are scientists integral to the development of the licensed products.

On April 24, 2019 the Company filed Articles of Incorporation in the State of Montana for a subsidiary called HIFU Plus. The Company has transferred into this subsidiary a license obtained from the University of Washington. GCT is an 86.7% owner of HIFU Plus and the minority owners are the University of Washington and scientists integral to the development of the licensed products.

Business Overview

GCT has no products or services which it provides, except in connection with a license agreement with American Radiosurgery described below. GCT has acquired licenses from universities which permit it to market certain technologies.

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California San Diego - John Moores Cancer Center and from the University of Washington. In addition, GCT holds an exclusive technology license from American Radiosurgery, Inc., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products.

GCT is a startup stage company and has not yet achieved meaningful operating status.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of GCT is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

F-6

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in one large national bank. At June 30, 2020 and 2019 respectively, the Company had $70,706 and $1,438 in cash. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the asset. Equipment consists of computer equipment.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment loss during the year ended December 31, 2019 and 2018.

Fair Value of Financial Instruments

The Company’s financial instruments as defined by ASC 825-10-50, include cash, receivables, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short-term maturity of these financial instruments, approximates fair value at June 30, 2020 and 2019.

Earnings (Losses) Per Share

Basic net loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. Weighted average of number of diluted securities was the same as weighted average of basic securities because the effect of dilutive securities was non-dilutive.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes — Recognition. Under the approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by ASC 740-10-25-5 to allow recognition of such an asset.

F-7

New Accounting Pronouncements

The Company has evaluated the authoritative guidance issued during the six-month period ended June 30, 2020 and does not expect the adoption of these standards to have a material effect on its financial position or results of operations.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and settle its liabilities in the ordinary course of business in the foreseeable future. As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of June 30, 2020, the Company has limited financial resources with which to achieve its objectives and obtain profitability and positive cash flows. As shown in the accompanying balance sheets and statements of operations, as of June 30, 2020 the Company has an accumulated deficit of $2,083,074 and the Company’s working capital is a deficit of $312,329. Achievement of the Company’s objectives will be dependent upon the ability to obtain additional financing, and generate revenue from current and planned business operations, and control costs. The Company is in the development stage and has generated no operating income.

The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders. However, there is no assurance that the Company will be able to achieve these objectives, therefore, substantial doubt about its ability to continue as a going concern exists. The financial statements do not include adjustments relating to the recoverability of recorded assets nor the implication of associated bankruptcy costs should the Company be unable to continue as a going concern.

NOTE 4 – COMMON STOCK

As of June 30, 2020, GCT had 100,000,000 authorized shares of common stock, par value $.001 per share, of which 12,882,838 were issued and outstanding. Although the Company has had difficulty in obtaining working lines of credit from financial institutions and trade credit from vendors, management has been able to raise capital from private placements and further expand the Company’s operations to continue its growth. In addition, the Company has issued shares as compensation for services provided.

Between January 1, 2020 and June 30, 2020, the Company has issued an additional 291,000 shares of common stock; 261,000 shares for $256,837 in cash and 30,000 shares for services valued at $30,000.

NOTE 5– RELATED PARTY TRANSACTIONS

On October 1, 2017, GCT entered into an exclusive distributorship agreement with American Radiosurgery, Inc., an entity controlled by the Founder. No payments have been made to American Radiosurgery since commencement of the agreement.

The Company had been accruing compensation of $75,000 per annum for its sole officer from inception to April 30, 2018. Subsequent to April 30, 2018 the Company entered into an executive agreement with the officer for an annual compensation of $100,000 per annum. At June 30, 2020 and 2019, the balance of unpaid compensation was $149,442 and $153,754, respectively.

F-8

NOTE 6 – COMMITMENTS AND CONTINGENCIES

GCT was formed to acquire a portfolio of various medical licenses for unique and promising patents and intellectual properties. The company has acquired licenses from the University of California San Diego-John Moores Cancer Center (USCD) and from the University of Washington (UW) for several patents governing the use of advanced High Intensity Focused Ultrasound to treat cancer. In addition, it holds an exclusive technology license from American Radiosurgery, Inc (ARI)., an affiliated entity, to promote and sell high technology radiosurgery and cancer treatment products. The licenses have financial terms that require certain minimum payments and include:

Licenses with UCSD

GCT is required to make certain payments to UCSD to maintain the two licenses it has with them. The financial obligations are as follows:

	License #1	License # 2
In 2017 a license issue fee of	$12,500	$10,000
Annual Maintenance Fees
Year 1	$5,000	$5,000
Year 2	$7,500	$7,500
Year 3 and beyond	$10,000	$10,000

Royalties on net sales of licensed products	2.5%	2.5%
Reimbursement of Patent costs	$20,000	$21,500

GCT has agreed to diligently develop, manufacture, and sell the licensed products, and has further agreed to accomplish certain tasks or milestones related to the technology. If GCT fails to perform these tasks, USCD may either terminate the agreement or change the license to a non-exclusive one. GCT has further agreed to obtain all necessary government approvals for the manufacture, use, and sale of the licensed products and to fill market demand for them.

UCSD may terminate the license agreement generally if GCT is delinquent in any reports or payments, if it does not diligently develop and commercialize the licensed product, if it breaches any provision of the agreement, subject to the right to cure any default within 60 days after receiving notice of default. GCT may terminate the agreement for any reason upon 90 days’ written notice. The term of the license agreement expires on the date of the longest-lived patent right granted under the license.

License with American Radiosurgery Distributorship Agreement

On October 1, 2017, GCT entered into an exclusive worldwide Technology License Agreement with American Radiosurgery, Inc. (ARI) to market and service products developed by American Radiosurgery, a related party via common ownership of our principal shareholder. Under the terms of the agreement, GCT will receive a commission on sales of the devices and is obligated to sell at least one device per year. Since commencement of the agreement, GCT has not sold any ARI devices.

•	GCT is also required to provide all warranty work for existing devices sold by American Radiosurgery and devices sold by GCT. There are 6 devices currently installed which are covered by warranty.

•	GCT is also permitted to provide removal services for existing devices throughout the world.

•	The agreement may be terminated by American Radiosurgery upon 30 days’ prior notice by American Radiosurgery if GCT fails to meet its selling quotas, or by either party for breach of the agreement or without cause.

F-9

License with the University of Washington

Effective March 8, 2018, GCT entered into an exclusive world-wide Start-up License Agreement with the University of Washington under certain patents licensed by the university and a non-exclusive world-wide license for certain know-how for the development and commercialization of a new form of High Intensity Focused Ultrasound called ‘Boiling Histotripsy’. GCT has the right to grant sublicenses for the licensed technology. Because the inventions covered by the licensed patents arose in whole or in part from federally supported research, the federal government has certain statutory rights to the technology. GCT has agreed to use commercially reasonable efforts to commercialize the licensed rights and is obligated within 30 days after each calendar year-end to submit reports describing these efforts.

GCT may terminate the agreement at any time, or the License Agreement will terminate when all licensed rights have terminated or if GCT breaches any of our material duties under the agreement.

GCT is required to make certain payments to the University of Washington to maintain the license it has with them. The financial obligations are as follows:

•	Upon signing of the agreement, the Company agreed to reimburse the University for patent costs incurred prior the date of the agreement. The previously incurred patent costs were $132,169.70 and the agreement provided for a schedule of payments of $10,000 within one year of the effective date of the agreement; an additional $52,500 within 2 years and the balance within 3 years. Upon signing the agreement, the Company recorded the full amount of the obligation as a liability with both long-term and short-term provisions.

•	The agreement also provides for payment of minimum license fees based on commercial sales, which have not yet been achieved, or in the first instance a $5,000 fee due on the 2nd anniversary of the effective date of the agreement.

Under the agreement with the University of Washington , the Company was obligated to pay $250,000 in cash on the one-year anniversary of the Effective date or give the University 5% of the equity of a newly-formed subsidiary that would become the holder of the license. The Company elected to create the new subsidiary and issue shares to the University and did so effective April 29, 2019. The shares were recorded as an intangible asset with a cost of $250,000. Since the life of the asset is indeterminate, it is not being amortized. The Company has measured its value as of June 30, 2020 and finds no impairment in value.

NOTE 8 – EMPLOYMENT AGREEMENTS

Employment Agreement

On May 1, 2018 the Company entered into an employment agreement with its sole officer. Under the terms of agreement, the officer is entitled to compensation of $100,000 per annum. In addition, GCT issued the officer 100,000 shares of common stock as a signing bonus. He is also eligible to receive an annual bonus of a minimum of 50% and a maximum of 400% upon achievement of performance objectives, none of which have yet been determined. He is also entitled to participate in employee benefits available to other senior executives and 12 weeks paid vacation per year.

F-10

2018 Stock Incentive Plan

On May 1, 2018, our board of directors adopted the 2018 Stock Incentive Plan (the “Plan”) which was subsequently approved by a majority of the outstanding votes of our shareholders. The purposes of the Plan are (a) to enhance GCT’s ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of the business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of the company, by providing them an opportunity to participate in the ownership of the Company and thereby have an interest in the success and increased value of the Company.

There are 500,000 shares of common stock authorized for non-qualified and incentive stock options, restricted stock units, restricted stock grants, and stock appreciation rights under the Plan, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

NOTE 9 – SUBSEQUENT EVENTS

Additional Issuance of Common Stock

Subsequent to June 30, 2020, the Company has issued 5,000 shares of common stock for $5,000 in cash. In addition, the Company issued a total of 30,000 shares valued at $30,000 as compensation to its two newly appointed directors.

Global Cancer Technology, Inc. has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with its A-1 offering, but not for underwriting or placement agent services. As part of its relationship with Dalmore, the Company has agreed to pay a 2% commission on all sales that does not include the $5,000 one-time setup fee for out of pocket expenses or the $20,000 consulting fee after the issuance of the FINRA No Objection Letter and SEC Qualification, that is payable by the Company to Dalmore.

F-11

Item 4. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Plan of Conversion dated January ___, 2017	DOS	367-00167	2.1	9/7/18
2.2	Articles of Incorporation	DOS	367-00167	2.2	9/7/18
2.3	Nevada Articles of Conversion	DOS	367-00167	2.3	9/7/18
2.4	Texas Certificate of Conversion	DOS	367-00167	2.4	9/7/18
2.5	Current Bylaws	1-A	024-10909	2.5	10/15/18
3.1	2018 Stock Incentive Plan	1-A	024-10909	3.1	10/15/18
4.1	Subscription Agreement	1-A	024-10909	4.1	10/15/18
6.1	CEO Employment Agreement dated May 1, 2018	DOS	367-00167	6.1	9/7/18
6.2	NanoMed Tracking Shareholder Agreement dated June 26, 2017	1-A	024-10909	6.2	10/15/18
6.3	MCW Pharmaceuticals Shareholder Agreement dated May 17, 2018	1-A	024-10909	6.3	10/15/18
6.4	Sponsored Research Agreement with the University of Washington as of August 21, 2018	DOS	367-00167	6.4	9/7/18
6.5	License Agreement dated October 13, 2016 with UCSD	1-A	024-10909	6.5	10/15/18
6.6	License Agreement dated November 18, 2016 with UCSD	1-A	024-10909	6.6	10/15/18
6.7	License Agreement dated March 18, 2018 with University of Washington	1-A	024-10909	6.7	10/15/18
6.8	License Agreement dated October 1, 2017 with American Radiosurgery	1-A	024-10909	6.8	10/15/18
6.9	Amendment No. 1 to License Agreement dated June 26, 2020 with UCSD	1-K	24R-00315	6.9	09/02/20
6.10	Broker-Dealer Agreement Between the Company and Dalmore Group, LLC	1-K	24R-00315	6.10	09/02/20
15.1	Code of Ethics	DOS	367-00167	15.1	9/7/18
15.2	Part I - Item 6 explanation	DOS	367-00167	15.2	9/7/18

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Cancer Technologies, Inc.

By: /s/ John Clark

CEO, Principal Financial Officer, Principal Accounting Officer

Global Cancer Technologies, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ John Clark

Director, CEO, Principal Financial Officer, Principal Accounting Officer

Date: September 3, 2020

By: /s/ Peter Hanson

Director, Global Cancer Technologies, Inc.

Date: September 3, 2020

By: /s/ Tom Silberg

Director, Global Cancer Technologies, Inc.

Date: September 3, 2020